UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549
______________________________________________________
FORM 11-K
______________________________________________________
(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2021

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _______ to   _______
Commission file number 1-8344

A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:

Bath & Body Works, Inc. 401(k)
Savings and Retirement Plan

B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Bath & Body Works, Inc.
Three Limited Parkway
Columbus, Ohio 43230

Financial Statements and Supplemental Schedule
Bath & Body Works, Inc. 401(k) Savings and Retirement Plan
Years Ended December 31, 2021 and 2020
With Report of Independent Registered Public Accounting Firm

Bath & Body Works, Inc. 401(k) Savings and Retirement Plan
Financial Statements and Supplemental Schedule
Years Ended December 31, 2021 and 2020

Report of Independent Registered Public Accounting Firm
To the Plan Participants and the Plan Administrator
of Bath & Body Works, Inc. 401(k) Savings and Retirement Plan
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of Bath & Body Works, Inc. 401(k) Savings and Retirement Plan (the Plan) as of December 31, 2021 and 2020, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2021 and 2020, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Schedule Required by ERISA
The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2021, (referred to as the “supplemental schedule”), has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.
/s/ Ernst & Young LLP
We have served as the Plan’s auditor since 2003.
Grandview Heights, Ohio
June 29, 2022

Bath & Body Works, Inc. 401(k) Savings and Retirement Plan
Statements of Net Assets Available for Benefits

	December 31,
	2021	2020
Assets
Investments at fair market value	$1,230,969,223	$1,777,701,280

Receivable for contributions from employer	21,491,466	44,350,548
Receivable for contributions from participants	—	5,237
Total receivable	21,491,466	44,355,785

Cash	—	2,592,185
Due from brokers	78,653	67,123
Accrued other earnings	38,453	85,867
Accrued interest and dividends	1,526	12
Total assets	1,252,579,321	1,824,802,252

Liabilities
Due to brokers	1,291,010	2,564,628
Administrative expenses payable	256,536	377,239
Transfer to the Victoria's Secret Plan (as defined in Note 1)	119,000	—
Total liabilities	1,666,546	2,941,867
Net assets available for benefits	$1,250,912,775	$1,821,860,385

See accompanying notes.

Bath & Body Works, Inc. 401(k) Savings and Retirement Plan
Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31,
	2021	2020
Additions:
Investment income:
Net appreciation in fair value of investments	$344,051,561	$284,325,870
Dividends and interest from investments	39,704,620	14,921,407
Total investment income	383,756,181	299,247,277

Contributions:
Employer	46,272,192	76,886,521
Participant deferrals	50,105,615	58,543,062
Participant rollovers	4,634,675	3,285,552
Total contributions	101,012,482	138,715,135

Total additions	484,768,663	437,962,412

Deductions:
Distributions to participants	317,724,400	201,130,974
Administrative expenses	1,623,731	2,066,845
Total deductions	319,348,131	203,197,819

Net increase	165,420,532	234,764,593

Transfer to the Victoria's Secret Plan	(736,368,142)	—

Net assets available for benefits:
Beginning of year	1,821,860,385	1,587,095,792
End of year	$1,250,912,775	$1,821,860,385

See accompanying notes.

Bath & Body Works, Inc. 401(k) Savings and Retirement Plan
Notes to Financial Statements
Years Ended December 31, 2021 and 2020
1. Description of the Plan
General
The Bath & Body Works, Inc. 401(k) Savings and Retirement Plan (the “Plan”), formerly known as the L Brands, Inc. 401(k) Savings and Retirement Plan, is a defined contribution plan covering eligible employees of Bath & Body Works, Inc. (formerly known as L Brands, Inc.) (the “Company”) and certain of its affiliates (collectively, the “Employer”). The following description of the Plan provides only general information. Participants should refer to the Plan document (as amended and restated effective as of April 5, 2021) for a more complete description of the Plan’s provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
As of December 31, 2021, the Plan's investments were held by Matrix Trust Company, the trustee for the Plan. As of December 31, 2020, the Plan's investments were held by Wells Fargo Bank, N.A., trustee of the Plan through March 19, 2021.
Corporate action
On August 2, 2021 (the “Spin-Off Date”), L Brands, Inc., the sponsor of the Plan, completed the tax-free spin-off of its Victoria’s Secret business (the “Separation”) and changed its name to Bath & Body Works, Inc. The Separation was achieved through the Company’s tax-free distribution of 100% of the shares of Victoria’s Secret & Co. common stock to holders of L Brands, Inc. common stock as of the close of business on the record date of July 22, 2021. The Company’s stockholders of record received one share of Victoria’s Secret & Co. common stock for every three shares of the Company’s common stock.
Plan amendments and spin-off
In connection with the Separation, the Plan was amended, effective as of July 28, 2021, to among other things, on the Spin-Off Date: (1) change the name of the Plan as noted above, (2) provide that employees of the Victoria’s Secret & Co. and its subsidiaries (collectively, the “Transferred Employees”) would no longer be eligible to make contributions to the Plan or receive contributions under the Plan on and after the Spin-Off Date, (3) fully vest the accounts held by Delayed VS Transferred Employees (as defined in the Employee Matters Agreement dated as of August 2, 2021 by and between the Company and Victoria’s Secret & Co. (the “Employee Matters Agreement”)) whose employment transferred to Victoria’s Secret & Co. in accordance with the Employee Matters Agreement following the Spin-Off Date, (4) provide credit for service with Victoria’s Secret & Co. and its subsidiaries in the case of Delayed LB Transfer Employees (as defined in the Employee Matters Agreement) returning to service with the Company following the Spin-Off Date in accordance with the Employee Matters Agreement, (5) provide for a trust-to-trust transfer of assets and liabilities from the Plan to the Victoria’s Secret & Co. 401(k) Savings and Retirement Plan (the “Victoria’s Secret Plan”) for those Transferred Employee, (6) create a new investment fund consisting primarily of Victoria’s Secret & Co. common stock (the “VS Stock Fund”) and (7) set forth Plan terms applicable to shares of common stock of Victoria’s Secret & Co. held in the plan as a result of the Separation.
On December 29, 2021, the Plan was further amended to provide that bonuses (other than sign-on bonuses and retention bonuses) paid after a participant’s severance from employment would be included in compensation for purposes of the calculation of retirement contributions but, effective as soon as administratively practicable after a participant’s severance from employment, compensation will not include any other payments made after a participant’s severance from employment.
Eligibility
Employees become eligible to participate in the Plan upon becoming at least 21 years of age and either (1) a full-time employee, or (2) a part-time employee having completed a year of employment with 1,000 or more hours of service. All employees eligible to participate in the Plan must complete a year of employment with 1,000 or more hours of service to become eligible for Employer contributions.

Contributions
Employer contributions
Subject to the eligibility requirements, the Employer provides a matching contribution of 100% of each eligible participant’s voluntary contributions up to 4% of annual eligible compensation.
Subject to the eligibility requirements, the Employer also provides a non-elective contribution (the “Annual Contribution”) equal to a percentage of annual eligible compensation to all eligible participants regardless of the participants’ elections who were one of the following:
•Employed on the last day of the Plan year, and had completed 1,000 hours of service during the Plan year;
•Involuntarily terminated without cause during the Plan year; or
•Voluntarily terminated during the Plan year, and as of the last day of the Plan year were age 55 or above and had a minimum of seven years of vested service.
Annual contributions are determined based on each participant’s annual eligible compensation and accumulated years of vested service as follows:

Years of Vested Service	Earnings up to Social Security Wage Base	Earnings above Social Security Wage Base
Less than 5 years	3%	6%
5 or more years	4%	8%
Annual eligible compensation used to determine Employer contributions is based on each participant’s qualified plan compensation less any compensation received prior to initially becoming eligible for Employer contributions, and is limited to the maximum amount permitted under Section 401(a)(17) of the Internal Revenue Code (the “Code”). The annual compensation limit was $290,000 and $285,000 for the years ended December 31, 2021 and 2020, respectively.
Participant voluntary contributions
Participants may elect to make voluntary tax-deferred contributions up to 75% of annual eligible compensation up to the maximum contribution permitted under Section 402(g) of the Code adjusted annually ($19,500 for each of the years ended December 31, 2021 and 2020). This voluntary tax-deferred contribution may be limited by Section 401(k) of the Code.
Plan participants who will be age 50 or greater at the end of the Plan year and whose contributions to the Plan reach the maximum amount allowed by the Plan are eligible to make voluntary “catch-up” contributions to the Plan. Catch-up contributions are limited to the maximum contribution permitted under Section 414(v) of the Code adjusted annually ($6,500 for each of the years ended December 31, 2021 and 2020). Catch-up contributions are not eligible for Employer matching contributions.
Investment options
Both the Employer and participant contributions are directed solely through each participant’s election into investment alternatives offered by the Plan. At any time, participants may also elect to reallocate existing account balances between investment alternatives or to change their investment elections for future contributions. The Plan Retirement Committee periodically reviews and may make changes to the investment alternatives available under the Plan.
The Plan’s investment alternatives as of December 31, 2021 included mutual funds, collective trust funds, a pooled account of the Employer’s common stock, and self-directed brokerage accounts. Additionally, as the result of the Separation, the Plan holds shares of Victoria’s Secret & Co. common stock. The VS Stock Fund is frozen to new investments, and participants are permitted to diversify shares in the VS Stock Fund at any time.

If a participant makes no investment fund election, all contributions made into such participant’s account are invested into the Plan’s qualified default investment alternative (“QDIA”). The Plan’s QDIA is the age-appropriate T. Rowe Price Retirement target date fund, selected based on the participant’s date of birth.
Participant accounts
Each participant’s account is credited with the participant’s and the Employer’s contributions as well as allocated investment earnings. The benefit to which a participant is entitled is equal to the vested balance in the participant’s account.
Vesting
Participants are fully and immediately vested in all voluntary, rollover, and Employer matching contributions. Participants become vested in the Annual Contribution during their first six years of vested service as follows:

Years of Vested Service	Percentage
Less than 2 years	—%
2 years	20%
3 years	40%
4 years	60%
5 years	80%
6 or more years	100%
Employees hired on or after January 1, 2010, are credited with a year of vested service for each Plan year in which they have at least 1,000 hours of service. Employees hired prior to January 1, 2010, are credited with a year of vested service for each Plan year in which they have at least 500 hours of service.
Payment of benefits
The full value of a participant’s account becomes payable upon retirement, disability, or death. Upon termination of employment for any other reason, each participant’s account, to the extent vested, becomes payable. Terminated participants whose vested account balances are greater than $1,000 are permitted to keep their accounts invested in the Plan.
Terminated participants age 72 (70½ prior to January 1, 2020) or greater are required to take minimum annual distributions, in accordance with Section 401(a)(9) of the Code. Minimum annual distributions are also required for participants who are 5% owners (as defined in Section 416 of the Code).
Qualifying, actively employed participants may elect to withdraw all or a portion of their vested account balances through specified in-service distribution alternatives.
Participants whose benefit payments include amounts invested in the pooled account of Employer stock may elect to receive such amounts in cash or in whole shares of Employer securities and cash for any fractional shares.
Participants may elect to receive their benefit payments from the Plan or have such benefits paid directly to an eligible retirement plan.
The Plan adopted certain provisions of the Coronavirus Aid, Relief and Economic Securities Act (the “Act”) which allowed, in accordance with section 2202(a) of the Act, participants to take up to a $100,000 distribution from qualified plans between January 1, 2020 and December 31, 2020. Participants have the option to repay such distributions over a three-year period. The Plan will execute a formal Plan amendment within the timeframe required by law.
Amounts withdrawn from the Plan
Amounts withdrawn from the Plan but not yet paid were $0 and $1,063,208 as of December 31, 2021 and December 31, 2020, respectively.
Forfeitures
Forfeitures are available to reinstate previously forfeited account balances, reduce the Employer’s contributions to the Plan and to pay the costs and expenses of administering the Plan. Forfeitures were $4,259,601 and $4,159,223 for the years ended December 31, 2021 and 2020, respectively. There were no unused forfeitures on December 31, 2021 or 2020.
Administrative expenses
Plan participants pay administrative expenses of the Plan through fees deducted directly from participant accounts on a per-participant basis. Revenue sharing arrangements between the Plan’s investment funds and the Plan’s trustee are not used to pay the Plan’s administrative expenses, but rather are credited into the accounts of the participants invested in the respective investment funds which generated such amounts. Certain expenses of maintaining the Plan are paid directly by the Employer and are excluded from these financial statements.
Revenue sharing and sub-transfer fees received by the Plan from its investment funds are credited directly into the Plan’s trust accounts and are reported in the Plan’s financial statements within dividends and interest from investments.
2. Summary of Significant Accounting Policies
Basis of presentation
The accompanying financial statements have been prepared on the accrual basis of accounting, as required by Accounting Standards Codification (“ASC”) 962, Plan Accounting - Defined Contribution Pension Plans, including investment valuation and income recognition. The Plan year is January 1 through December 31.
Use of estimates
The Plan prepares its financial statements in conformity with generally accepted accounting principles in the United States of America (“U.S. GAAP”), which require management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.
Risks
The Plan provides for the various investment options as described in Notes 1 and 3. Any investment is exposed to various risks, such as interest rate, market, and credit risks. These risks could have a material effect on participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.
Investment valuation and income recognition
Investments are reported at fair value. Fair value is the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. See Note 3 for a discussion of fair value measurements.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.
Net appreciation in fair value of investments
Net realized and unrealized appreciation is recorded in the accompanying Statements of Changes in Net Assets Available for Benefits as net appreciation in fair value of investments.
Benefit payments
Benefits are recorded when paid.
3. Fair Value Measurements
The authoritative guidance included in ASC 820, Fair Value Measurement, defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principle or most advantageous market for the asset or liability in an orderly transaction between market participants. This authoritative guidance further establishes a three-level fair value hierarchy that prioritizes the inputs used to measure fair value. This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

•Level 1 - Quoted market prices in active markets for identical assets or liabilities.
•Level 2 - Observable inputs other than quoted market prices included in Level 1, such as quoted prices of similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.
•Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies, and similar techniques that use significant observable inputs.
A description of the valuation methodologies used for assets measured at fair value is set forth below. There have been no significant changes in the methodologies used at December 31, 2021 or 2020.
Mutual funds: Mutual funds are valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the U.S. Securities and Exchange Commission. These funds are required to publish their daily net asset value and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.
Collective Investment Trusts (“CITs”): CITs are valued at their respective Net Asset Values (“NAV”) as reported by such trusts, The NAV is used as a practical expedient to estimate fair value. This practical expedient would not be used if it is determined to be probable that the fund will sell the investment for an amount different from the reported NAV. The NAV has been determined by the trustee sponsoring the CIT by dividing the trust’s net assets at fair value by its units outstanding at the valuation dates. There are no restrictions as to the redemption of these investments, nor does the Plan have any contractual obligations to further invest in any of these CITs. The investment objectives of the CITs are associated with the related targeted retirement dates. The stable value trust CIT’s investment objective is to seek preservation of capital and to provide a competitive level of income over time that is consistent with the preservation.
Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded.
Self-directed brokerage accounts: Accounts primarily consist of mutual funds and common stocks that are valued on the basis of readily determinable market prices.
The preceding methods described may produce a fair value calculation that may not be indicative of net realizable values or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
The following table sets forth the Plan’s investments, which are considered Level 1 within the fair value hierarchy unless otherwise noted, at fair value as of December 31, 2021 and 2020:

	December 31,
	2021	2020
Employer common stock (a)	$57,297,311	$137,074,047
Victoria's Secret & Co. Common Stock	14,499,495	—
Mutual funds	539,345,844	709,692,154
Self-directed accounts	15,806,057	24,647,249
Total assets at fair value	$626,948,707	$871,413,450
Collective Investment Trusts (b)	604,020,516	906,287,830
Investments at fair value	$1,230,969,223	$1,777,701,280
(a)Employer common stock represented investments in Bath & Body Works, Inc. common stock as of December 31, 2021, and L Brands, Inc. common stock as of December 31, 2020.
(b)In accordance with Subtopic 820-10, these investments were measured at net asset value per share (or its equivalent) and have not been classified in the fair value hierarchy.

4. Tax Status
The Plan received a determination letter from the Internal Revenue Service (“IRS”) dated September 27, 2013, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Although the Plan has subsequently been amended, the Retirement Plan Committee, the plan administrator of the Plan (the “Plan Administrator”), believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code in all material respects and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.
U.S. GAAP requires Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2021 and 2020, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdiction; however, there are currently no audits for any tax periods in progress.
5. Plan Administration
The Retirement Plan Committee is the Plan’s administrator, having been appointed by the Human Capital and Compensation Committee of the Board of Directors of the Company.
6. Plan Termination
Although the Employer has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time. The Employer has the right at any time, by action of its Board of Directors, to terminate the Plan subject to provisions of ERISA. Upon Plan termination or partial termination, participants will become fully vested in their accounts.
7. Related Party and Parties-in-Interest Transactions
Wells Fargo Bank, N.A., trustee of the Plan through March 19, 2021, and its subsidiaries and affiliates maintained and managed certain investments of the Plan during 2021 and 2020, for which the Plan was charged investment expenses. The Plan also invests in the Company’s common stock.
8. Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

	December 31,
	2021	2020
Net assets available for benefits per the financial statements	$1,250,912,775	$1,821,860,385
Amounts allocated to withdrawing participants	—	(1,063,208)
Net assets available for benefits per Form 5500	$1,250,912,775	$1,820,797,177

The following is a reconciliation of benefits paid to participants per the financial statements to Form 5500:

Year Ended December 31, 2021
Benefits paid to participants per the financial statements	$317,724,400
Amounts allocated to withdrawing participants:
At December 31, 2021	—
At December 31, 2020	(1,063,208)
Benefits paid to participants per Form 5500	$316,661,192
Amounts allocated to withdrawing participants are recorded on Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but are not yet paid as of that date.

Supplemental Schedule

Bath & Body Works, Inc. 401(k) Savings and Retirement Plan
EIN #31-1048997 Plan #002
Schedule H, Line 4i
Schedule of Assets (Held at End of Year)
December 31, 2021
(a)	(b)	(c)	(e)
	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Current Value
	Common Stock
*	Bath & Body Works, Inc.	Common Stock - 820,996 - shares	$57,297,311
	Victoria's Secret & Co	Common Stock - 261,064 - shares	14,499,495

	Collective Trusts
	T. Rowe Price Retirement 2005 Trust	Collective Fund - 40,205 - units	800,885
	T. Rowe Price Retirement 2010 Trust	Collective Fund - 213,570 - units	4,519,150
	T. Rowe Price Retirement 2015 Trust	Collective Fund - 24,256 - units	557,893
	T. Rowe Price Retirement 2020 Trust	Collective Fund - 1,138,300 - units	28,411,963
	T. Rowe Price Retirement 2025 Trust	Collective Fund - 378,528 - units	10,280,829
	T. Rowe Price Retirement 2030 Trust	Collective Fund - 3,151,767 - units	92,472,835
	T. Rowe Price Retirement 2035 Trust	Collective Fund - 830,753 - units	25,902,882
	T. Rowe Price Retirement 2040 Trust	Collective Fund - 4,321,827 - units	141,064,437
	T. Rowe Price Retirement 2045 Trust	Collective Fund - 1,361,340 - units	45,250,948
	T. Rowe Price Retirement 2050 Trust	Collective Fund - 2,148,383 - units	71,455,234
	T. Rowe Price Retirement 2055 Trust	Collective Fund - 1,691,612 - units	56,229,170
	T. Rowe Price Retirement 2060 Trust	Collective Fund - 1,151,602 - units	24,586,696
	T. Rowe Price Retirement 2065 Trust	Collective Fund - 56,138 - units	750,563
	Invesco Stable Value Trust	Collective Fund - 101,737,031 - units	101,737,031

	Mutual Funds
	Vanguard Institutional Index Fund	Mutual Fund - 493,268 - shares	200,168,356
	Dodge & Cox Stock Fund	Mutual Fund - 297,231 - shares	72,898,978
	Artisan International Investor Shares	Mutual Fund - 1,270,257 - shares	38,717,442
	PRIMECAP Odyssey Growth Fund	Mutual Fund - 1,574,263 - shares	69,440,751
	Vanguard Total Bond Market Index Fund	Mutual Fund - 1,444,312 - shares	16,161,856
	Metropolitan West Total Return Bond Fund	Mutual Fund - 2,355,923 - shares	25,703,117
	Vanguard Mid-Cap Index Fund	Mutual Fund - 926,316- shares	64,554,997
	Vanguard Total International Stock Index Fund	Mutual Fund - 172,531 - shares	23,597,056
	Vanguard Small-Cap Index Fund	Mutual Fund - 215,954 - shares	23,400,821
	First American US Treasury Money Market Fund	Mutual Fund - 554,145 - shares	554,145
	Federated Hermes Government Obligations Fund	Mutual Fund - 4,148,325 - shares	4,148,325

	Other
	Self-Directed Brokerage Accounts		15,806,057

	Total investments at fair value		$1,230,969,223

	Note: Column (d), cost information, omitted for participant-directed investments.
	* Represents a party-in-interest

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Bath & Body Works, Inc. 401(k) Savings and Retirement Plan

Date: June 29, 2022	By:	/s/ DAVID ANDREW MEETING
David Andrew Meeting
Chair, Retirement Plan Committee

INDEX TO EXHIBITS

Exhibit No.	Description
23.1	Consent of Ernst & Young LLP